UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                      IRVINE APARTMENT COMMUNITIES, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                                $.01 PAR VALUE
                        (Title of Class of Securities)

                                   463606-10
                                (CUSIP Number)


                            Michael D. McKee, Esq.
                              The Irvine Company
                           550 Newport Center Drive
                               Newport Beach, CA
                           Tel. No.:  (714) 720-2333
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 July 3, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ]

         Check the following box if a fee is being paid with this statement: [ ]


                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 46360610          |             | Page   2    of   36   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    |            The Irvine Company                                      |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               13-3177751                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                   OO                                               |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |                   Michigan                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 21,917,967                                    |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | -0- (See Item 5)                              |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 21,917,967                                    |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    | -0- (See Item 5)                              |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 21,917,967                                                         |
|_________________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |      54.3%                                                         |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |      CO                                                            |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 46360610          |             | Page   3    of   36   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    |            TIC Investment Company A                                |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               33-0713216                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                   OO                                               |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |                   California                                       |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | -0- (See Item 5)                              |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | -0- (See Item 5)                              |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | -0- (See Item 5)                              |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    | -0- (See Item 5)                              |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 1,502,105                                                          |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |         7.5%                                                       |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                     PN                                             |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 46360610          |             | Page   4    of   36   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    |            TIC Investment Company C                                |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               33-0713816 ]                                         |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                   OO                                               |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |                   California                                       |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | -0- (See Item 5)                              |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | -0- (See Item 5)                              |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | -0- (See Item 5)                              |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    | -0- (See Item 5)                              |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 1,490,700                                                          |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |         7.5%                                                       |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                     PN                                             |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 46360610          |             | Page   5    of    36  Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    |            Donald L. Bren                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |              ###-##-####                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                     PF                                             |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |                   U.S.A.                                           |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |     183,325                                   |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |     0                                         |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |     183,325                                   |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |     0                                         |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |     183,325                                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |X| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |        1.0%                                                        |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                         IN                                         |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

               In accordance with Rule 101(a)(2)(ii) of Regulation S-T, this Amendment No. 5 to Schedule 13D amends and restates the Schedule 13D dated October 14, 1994, as previously amended (as so amended, the "Schedule 13D").

Item 1.  Security and Company.

               The class of equity securities to which this statement relates is the Common Stock, $.01 par value per share (the "Shares"), of Irvine Apartment Communities, Inc., a Maryland corporation (the "Company"). The Company is the successor to Irvine Apartment Communities, Inc., a Delaware corporation (the "Delaware Company"), which merged with and into the Company on May 2, 1996. All references herein to the Company are deemed to be references to the Delaware Company, where such references relate to dates prior to May 2, 1996. The principal executive offices of the Company are located at 550 Newport Center Drive, Suite 300, Newport Beach, CA 92660.

Item 2.  Identity and Background.

               This Schedule 13D is being filed by: The Irvine Company, a Michigan corporation ("TIC"); TIC Investment Company A, a California general partnership ("TICICA"); TIC Investment Company C ("TICICC"); and Mr. Donald Bren.
               TIC is the owner and developer of the Irvine Ranch, a 90 square mile parcel of land located in central Orange County in Southern California. TIC's principal business consists of the ownership, development, management and leasing of real estate on the Irvine Ranch. TIC is a limited partner of Irvine Apartment Communities, L.P., a Delaware limited partnership (the "Operating Partnership"), of which the Company is the sole general partner. TIC, directly or indirectly, owned Irvine Affordable Housing, Inc. ("IAH") and the seven limited partnerships and one general partnership that, together with TIC, contributed in December 1993 properties (or, in one case, a 99% general and limited interest in a limited partnership that owns a property) to the Operating Partnership in exchange for limited partnership units ("L.P. Units") in the Operating Partnership. TIC is currently the sole general partner of two such limited partnerships. On June 30, 1995 the other five limited partnerships were liquidated and the L.P. Units owned by them were transferred to TIC. TIC and one of its wholly-owned subsidiaries were the general partners of the general partnership which on June 24, 1996 was liquidated and the L.P. Units owned by it were transferred to TIC. TIC was also the sole shareholder of Irvine Lease Co., Inc. ("ILCI"), which purchased 1,500,000 L.P. Units on August 9, 1995 as more fully disclosed in Item 3 below, and also purchased 2,105 additional L.P. Units on May 30, 1996. The L.P. Units owned by ILCI were transferred to TICICA on June 21, 1996. Together, TIC, TICICA, TICICC, the two limited partnerships and TIC Investment Company B, a California general partnership ("TICICB") (see item 3 below), own 100% of the limited partnership interests in the Operating Partnership, representing a 54.3% interest in the Operating Partnership. The address of the principal business and the principal office of TIC is 550 Newport Center Drive, Newport Beach, CA 92660. Information as to each director and executive officer of TIC is set forth in Schedule A attached hereto, which is incorporated herein by reference.
               TIC is the managing general partner (holding a 99%
partnership interest) of each of TICICA, TICICB and TICICC. DBIAC Investment Company, a California corporation ("DBIAC"), holds the remaining 1% general partnership interest of each of TICICA, TICICB and TICICC. The sole shareholder of DBIAC is the Donald L. Bren Trust, dated June 26, 1987, as amended, of which Mr. Donald Bren is the sole trustee. The principal business of each of TICICA and TICICC is to acquire, hold title to and/or lease real or personal property in Orange County, California. The address of the principal executive offices and principal business of each of TICICA and TICICC is 550 Newport Center Drive, Newport Beach, CA 92660.
               Information as to each executive officer and director of TIC is set forth in Schedule A attached hereto, which is incorporated herein by reference. Information as to each executive officer and director of DBIAC is set forth in Schedule B attached hereto, which is incorporated herein by reference.
               Mr. Bren is the Chairman of the Board and the Chief Executive Officer, as well as the sole shareholder, of TIC. Mr. Bren disclaims beneficial ownership of the Shares directly or indirectly owned by TIC,
TICICA, TICICB and TICICC.

               During the last five years, neither TIC, TICICA, TICICC nor any other person controlling TIC, TICICA or TICICC nor, to the best of their knowledge, any of the persons listed on Schedule A or Schedule B attached hereto, nor any person listed in Item 5 or the footnotes thereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               In December 1993, TIC directly transferred certain rental apartment communities (or, in one case, a 99% general and limited partnership interest in a limited partnership that owns a property) to the Operating Partnership in exchange for 15,784,000 L.P. Units.
               In December 1993, TIC, acting as the general partner of two limited partnerships and one general partnership, transferred certain rental apartment communities to the Operating Partnership in exchange for 1,304,000 L.P. Units. On June 24, 1996, the general partnership was liquidated and the 160,000 L.P. Units owned by it were transferred to TIC. Upon such liquidation and transfer, the general partnership ceased to be a limited partner of the Operating Partnership.
               In December 1993, IAH, acting as the general partner of five limited partnerships transferred certain rental apartment communities in exchange for 1,359,000 L.P. Units. On June 30, 1995, such limited partnerships were liquidated and the 1,359,000 L.P. Units were transferred to TIC.
               The foregoing December 1993 transactions were conducted in connection with the creation of an umbrella partnership real estate investment trust (an "UP-REIT") as described in greater detail in the Prospectus forming a part of the Form S-11 Registration Statement (File No. 33-68830) of the Company filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.
               In March 1995, in connection with TIC's sale, through IAH, of an apartment community land site to the Operating Partnership pursuant to the Land Rights Agreement (as defined in Item 6), TIC, through IAH, received, upon consummation of the sale, as payment of the purchase price by the Operating Partnership, 336,432 L.P. Units. In November 1995 and March 1996, in connection with TIC's sale, through IAH, of an apartment community land site to the Operating Partnership pursuant to the Land Rights Agreement, TIC, through IAH, received, upon consummation of the sale, as partial payment of the purchase price by the Operating Partnership, 113,372 L.P. Units and 28,358 L.P. Units, respectively. In each case, the number of L.P. Units payable to TIC was equal to the purchase price in dollars divided by the average of the closing prices of the Common Stock on the New York Stock Exchange for the 10 trading days immediately preceding the closing date of the applicable sale. The 478,162 L.P. Units owned by IAH were transferred to TICICB in June 1996.
               On August 9, 1995, the Company sold 5,175,000 Shares to a group of underwriters (the "Underwriters") at a price of $16.305 per Share (net of the underwriting discount) in an underwritten public offering (the "Offering"). The Company contributed the net proceeds of the Offering of $84,378,375 to the Operating Partnership. On the same date, TIC, exercising its right pursuant to the Partnership Agreement to make an additional capital contribution to the Operating Partnership, made a contribution of $25,875,000 to the Operating Partnership through its wholly-owned subsidiary ILCI, for which ILCI received 1,500,000 L.P. Units. For the purpose of calculating adjusted ownership interests in the Operating Partnership pursuant to the Partnership Agreement, such contribution was reduced to $24,457,500 (by deducting an amount equal to the underwriting discount that would have been applicable to Shares if such contribution had been used to acquire Shares in the Offering). On June 21, 1996, such 1,500,000 L.P. Units together with an additional 2,105 L.P. Units owned by ILCI were transferred to TICICA.
               On July 3, 1996, the Company sold 1,490,700 Shares directly to a group of institutional investors at a price of $20.125 per Share (the "Direct Sale"). The Company contributed the net proceeds of the Direct
Sale of $30,000,337.50 to the Operating Partnership. On the same date, TIC, exercising its right pursuant to the Partnership Agreement to make an additional capital contribution to the Operating Partnership, made a contribution of $30,000,337.50 to the Operating Partnership through TICICC, for which TICICC received 1,490,700 L.P. Units.
               Subject to the terms of the Partnership Agreement (defined below in Item 4) and certain ownership limit provisions set forth in the Articles of Amendment and Restatement of the Company (as amended by Articles of Merger dated May 2, 1996, the "Articles of Incorporation"), the outstanding L.P. Units of the Operating Partnership are exchangeable for Shares at an exchange ratio of one Share for each L.P. Unit, subject to adjustment as set forth in the Partnership Agreement.

Item 4.  Purpose of Transaction.

               TIC acquired the L.P. Units that are exchangeable into Shares for investment purposes.
               In each of January 1995, October 1995 and February 1996, the Board of Directors of the Company approved the acquisition by the Operating Partnership of an apartment community land site from TIC pursuant to the Land Rights Agreement. The sale of the sites closed in March 1995, November 1995 and March 1996, respectively. The net cash purchase price for the site sold in March 1995 was $5,418,381 and was paid by the Operating Partnership in L.P. Units. The net cash purchase price for the sites sold in November 1995 and March 1996 was $4,190,000 and $2,519,000, respectively, and was paid by the Operating Partnership in part through the issuance of L.P. Units. In each case, the number of L.P. Units received by TIC, through IAH, was determined as provided in Item 3 above. All such L.P. Units owned by IAH were transferred to TICICB in June 1996 as provided in Item 2 above. Upon such transfer, IAH ceased to be a limited partner of the Operating Partnership.
               On June 30, 1995 the five limited partnerships of which IAH was the sole general partner were liquidated and the 1,359,000 L.P. Units owned by such limited partnerships were transferred to TIC. Upon such liquidation and transfer, such limited partnerships ceased to be limited partners of the Operating Partnership.
               On August 9, 1995 and May 30, 1996, upon the receipt by the Operating Partnership of the capital contribution from ILCI, ILCI received a limited partner unit certificate representing 1,500,000 L.P. Units and 2,105 L.P. Units, respectively. ILCI was admitted as an additional limited partner of the Operating Partnership on August 9, 1995. ILCI acquired all such L.P. Units, which are exchangeable for Shares on a one-for-one basis, for investment purposes. All such L.P. Units were transferred to TICICA on June 21, 1996, TICICA was admitted to the Operating Partnership as a Substitute Limited Partner and ILCI ceased to be a limited partner of the Operating Partnership. TICICA acquired such L.P. Units for investment purposes.
               On July 3, 1996, upon the receipt by the Operating
Partnership of the capital contribution from TICICC, TICICC received a limited partner unit certificate representing 1,490,700 L.P. Units and was admitted as an additional limited partner of the Operating Partnership.
TICICC acquired such L.P. Units, which are exchangeable for Shares on a one-for-one basis, for investment purposes.
               On December 1, 1993, TIC, directly and as general partner of certain limited partnerships and one general partnership, and IAH as general partner of certain limited partnerships (collectively, the "TIC Entities"), entered into an Amended and Restated Agreement of Limited Partnership of Irvine Apartment Communities, L.P. with the Company dated as of that date (as amended, the "Partnership Agreement"). In accordance with the Partnership Agreement and as described in Item 3, the TIC Entities effected the transfer of certain rental apartment communities to the Operating Partnership in exchange for an aggregate of 18,447,000 L.P. Units. Copies of the Partnership Agreement and all amendments thereto are filed as exhibits hereto and are incorporated herein by reference. The description herein of the Partnership Agreement is qualified in its entirety by reference thereto.
               The Company, as the sole general partner of the Operating Partnership has unilateral control over the management, operation and business of the Operating Partnership including the ability to cause the Operating Partnership to enter into certain major transactions including acquisitions, refinancings and the selection of property managers and any changes in the Operating Partnership's distribution policies. The Board of Directors of the Company manages the affairs of the Operating Partnership.
               Pursuant to the Miscellaneous Rights Agreement dated March 20, 1996 between the Company, the Operating Partnership and TIC (the "Miscellaneous Rights Agreement"), TIC has the right to nominate three persons to the Board of Directors of the Company so long as TIC, its affiliates, the stockholders of TIC and their affiliates or immediate family members beneficially own at least 20% of the Shares of the Company (including for these purposes Shares issuable upon exchange of L.P. Units). In the event that this ownership falls below 20% but is at least 15%, TIC will have the right to nominate two persons for election to the Board of Directors, and if this ownership falls below 15% but is at least 10%, TIC will have the right to nominate one person for election to the Board of Directors. A copy of the Miscellaneous Rights Agreement is filed as Exhibit 12 hereto and is incorporated herein by reference. The description herein of the Miscellaneous Rights Agreement is qualified in its entirety by reference thereto.
               Pursuant to the above, three TIC nominees have been elected to the Company's nine member Board of Directors. Pursuant to Section 3.4 of the Miscellaneous Rights Agreement, the Company agrees not to increase the size of the Board of Directors to more than ten persons or to decrease the size of the Board of Directors to less than eight persons without the written consent of Irvine Persons (as defined therein) then owning, directly or indirectly, Shares or L.P. Units. Pursuant to Article Ninth of the Articles of Incorporation and Article III of the Company's Amended By-laws (the "Amended By-laws") the consent of directors representing more than 75% of the entire Board of Directors is required with respect to certain actions including (i) a change of control (as defined in Article Ninth of the Articles of Incorporation); (ii) the amendment of the Company's Articles of Incorporation or Amended By-laws, or the Partnership Agreement; (iii) any waiver or modification of the ownership limits provisions set forth in the Articles of Incorporation; (iv) the merger, consolidation or sale of all or substantially all the assets of the Company or the Operating Partnership; (v) the issuance under certain circumstances of certain equity securities of the Company; (vi) for the Company to take title to assets or to conduct business other than through the Operating Partnership, or for the Company or the Operating Partnership to engage in any business other than the ownership, construction, development and operation of multi-family rental apartment communities; (vii) making a general assignment for the benefit of creditors; or (viii) terminating the Company's status as a REIT for tax purposes. Copies of the Articles of Incorporation (Exhibits 13 and 14) and the Amended By-laws (Exhibit 15) are incorporated herein by reference. The description herein of the Articles of Incorporation and the Amended By-laws is qualified in its entirety by reference thereto.
               Pursuant to the Partnership Agreement, the consent of a majority of the outstanding L.P. Units is required with respect to certain extraordinary actions involving the Operating Partnership including (i) the amendment, modification or termination of the Partnership Agreement, (ii) a general assignment for the benefit of creditors or the appointment of a custodian, receiver or trustee for any of the assets of the Operating Partnership, (iii) the institution of any proceeding for bankruptcy of the Operating Partnership, (iv) the transfer of any general partnership interests in the Operating Partnership, including through any merger, consolidation or liquidation of the Company, subject to certain exceptions, (v) the admission of any additional or substitute general partner in the Operating Partnership;
(vi) for the Company to take title to assets (other than temporarily in connection with an acquisition prior to contributing such assets to the Operating Partnership) or to conduct business other than through the Operating Partnership; and (vii) for the Company or the Operating Partnership to engage in any business other than the ownership, construction, development and operation of apartment communities.
               In addition, until such time as the Company owns 90% or more of the total percentage interest in the Operating Partnership, the consent of the limited partners holding a majority interest in the L.P. Units will also be required with respect to the liquidation of the Operating Partnership, the sale or other transfer of all or substantially all of the assets of the Operating Partnership and certain mergers and business combinations resulting in the complete disposition of all L.P. Units.
               As general partner of the Operating Partnership, the Company has the ability to cause the Operating Partnership to issue additional units of general and limited partnership interests in the Operating Partnership. In the event that the Operating Partnership issues new L.P. Units (for cash but not property), TIC will have the right to purchase L.P. Units at a purchase price equal to the purchase price in the transaction giving rise to such participation right in order, and to the extent necessary, to maintain its percentage interest in the Operating Partnership.
               Pursuant to the Partnership Agreement, TIC and the other limited partners of the Operating Partnership, their affiliates and certain related persons have certain rights, exercisable once in each twelve-month period beginning on December 8, 1994 to exchange generally up to one-third of the L.P. Units owned by them for Shares (subject to the applicable ownership limit provision of the Articles of Incorporation) and to tender up to one-third of the L.P. Units owned by them to the Company for cash payable solely out of the net proceeds of an offering of the Shares.
               In the event that the Company issues (whether for cash or property) any Shares or securities convertible into, or exchangeable or exercisable for, Shares, TIC, subject to certain limited exceptions, including the issuance of Shares pursuant to any stock incentive plan adopted by the Company or pursuant to TIC's exercise of the exchange rights or cash tender rights described above, will have the right to purchase Shares or such securities at a purchase price equal to the purchase price in the transaction giving rise to the participation rights in order to maintain its interest in the Company and the Operating Partnership on a consolidated basis. However, other stockholders of the Company would have no participation rights to purchase Shares or such securities and any such issuances might cause a dilution of a stockholder's investment in the Company.
               The purpose of the TIC Entities in entering into the Partnership Agreement and creating an UP-REIT structure was to provide new opportunities for growth and to enhance the overall value of the contributed properties by reducing the existing level of indebtedness and the amount of interest payable after the Company's initial public offering. As a publicly-owned entity, TIC believes that the Company has access to the public debt and equity capital markets, which will provide increased opportunities for the development or acquisition of apartment communities.
               TIC intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, TIC may consider from time to time various alternative courses of action. Such actions may include, subject to the ownership limit provisions of the Articles of Incorporation, the acquisition of Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the exchange of L.P. Units for Shares, the exercise of the cash tender rights or the sale of all or a portion of the Shares or L.P. Units in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, TIC has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.

               (a) The following table sets forth the beneficial ownership of each person named in Item 2. The number of Shares beneficially owned through rights to acquire represents the number of Shares into which L. P. Units beneficially owned by the person are exchangeable. The percentage of all Shares of Common Stock/L.P. Units owned assumes, with respect to each person, that all L.P. Units beneficially owned by the person are exchanged for Shares and that none of the L.P. Units held by other persons are exchanged for Shares.

                                                                                                          Percent of
                               Number of         Percent of                              Shares           All Shares
                               Shares of         All Shares                           Beneficially        of Common
                                 Common          of Common          Number of       Owned (Rights to      Stock/L.P.
         Person                  Stock             Stock           L.P. Units          Acquire)(2)          Units
- - - ------------------------    ----------------    ------------    ---------------    ------------------    ------------
The Irvine Company                 --                --           21,917,967(1)        21,917,967           54.3%
TIC Investment                     --                --            1,502,105(3)         1,502,105            7.5%
  Company A
TIC Investment                     --                --            1,490,700(4)         1,490,700            7.5%
  Company C
DBIAC Investment                   --                --               (5)                 (5)                (5)
  Company
Donald Bren                  183,325(5)(6)         1.0%               --(7)               --(7)              1.0%
Norman J. Metcalfe            40,000                .2%               --                  --                  .2%
Raymond L. Watson             20,000                .1%               --                  --                  .1%
William H. McFarland          20,000                .1%               --                  --                  .1%
Richard G. Sim                 5,000                 *                --                  --                   *
Michael D. McKee               5,000                 *                --                  --                   *
Richard F. Alden              17,200                 *                --                  --                   *
Thomas H. Nielsen             25,000                .1%               --                  --                  .1%
Carl E. Reichardt             60,000(8)             .3%               --                  --                  .3%
Peter V. Ueberroth            12,000                 *                --                  --                   *
William T. White III           5,500                 *                --                  --                   *

(1) The 21,917,967 L.P. Units include (i) 15,784,000 L.P. Units that TIC received directly in exchange for its transfer of certain rental apartment communities to the Operating Partnership, (ii) 1,359,000 L.P. Units that TIC received upon liquidation of certain limited partnerships that contributed rental apartment communities to the Operating Partnerships, (iii) the 160,000 L.P. Units that TIC received upon liquidation of the general partnership that contributed rental apartment communities to the Operating Partnership, (iv) 478,162 L.P. Units that TIC controls through its general partnership interest in TICICB, (v) 1,144,000 L.P. Units that TIC controls as the general partner of two limited partnerships that contributed rental apartment communities to the Operating Partnership and (vi) 2,992,805 L.P. Units that TIC controls through its general partnership interest in TICICA and TICICC.

(2) Assumes all of the L.P. Units are exchanged for Shares, without regard to certain ownership limit provisions set forth in the Articles of Incorporation. It is not anticipated that these ownership limit provisions will be waived. TIC has the right, once in every twelve month period beginning on December 8, 1994, generally to exchange up to one third of the L.P. Units for Shares at an exchange ratio of one L.P. Unit for each Share, subject to adjustment. The Articles of Incorporation place a limit on ownership by TIC, Mr. Bren and their affiliates, in the aggregate, of 20% of the Shares.

(3) The 1,502,105 L.P. Units were transferred to TICICA from ILCI on June 21, 1996. The 1,502,105 L.P. Units are also included in the 21,917,967 L.P. Units deemed to be beneficially owned by TIC because TIC is the managing general partner of TICICA.

(4) The 1,490,700 L.P. Units are also included in the 21,917,967 L.P. Units deemed to be beneficially owned by TIC because TIC is the managing general partner of TICICC.

(5) DBIAC is the 1% general partner of TICICA, TICICB and TICICC, which in the aggregate own 3,470,967 L.P. Units. TIC is the managing general partner of TICICA, TICICB and TICICC and such L.P. Units are included in the 21,917,967 L.P. Units deemed to be beneficially owned by TIC. The sole shareholder of DBIAC is the Donald L. Bren Trust, dated June 26, 1987, as amended, of which Mr. Donald Bren is the sole trustee. Assuming the exchange of the 3,470,967 L.P. Units for Shares, DBIAC would be deemed to beneficially own 15.8% of the Shares. Since TIC is the managing general partner of TICICA, TICICB and TICICC, DBIAC disclaims beneficial ownership of such Shares.

(6)      Shares are held by a trust of which Mr. Bren is trustee.

(7) Mr. Bren may be deemed the beneficial holder of the L.P. Units beneficially owned by TIC due to his status as the sole shareholder and Chairman of the Board of Directors of TIC. Assuming the exchange of all L.P. Units for Shares, Mr. Bren would be deemed to beneficially own 54.7% of the Shares. Mr. Bren disclaims beneficial ownership of the Shares directly or indirectly owned by TIC.

(8) Includes 10,000 shares Mr. Reichardt has a right to acquire through a pension trust account.

*        Less than .1%

               Except as set forth in this Item 5(a), neither TIC, TICICA nor TICICC, nor any other person controlling TIC, TICICA or TICICC nor, to the best of its knowledge, any persons named in Schedule A or Schedule B hereto beneficially owns any Shares.
               (b) The following table indicates, for each person listed in the above table, the number of Shares beneficially owned as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. All persons listed below, including those referenced in the footnotes, are citizens of the United States of America.



                                           Sole              Shared             Sole               Shared
                                          Voting             Voting           Dispositive         Dispositive
Person                                    Power              Power             Power                Power
- - - ---------------------------------    -----------------    ------------    -------------------    --------------
The Irvine Company(1)                  21,917,967                0          21,917,967                  0
TIC Investment Company A(1)                     0                0                   0                  0
TIC Investment Company C                        0                0                   0                  0
DBIAC Investment Company(2)                     0                0                   0                  0
Donald Bren(3)                            183,325                0             183,325                  0
Norman J. Metcalfe                         40,000                0              40,000                  0
Raymond L. Watson                          20,000                0              20,000                  0
William H. McFarland(4)                         0           20,000                   0             20,000
Richard G. Sim(5)                               0            5,000                   0              5,000
Michael D. McKee                            5,000                0               5,000                  0
Richard F. Alden(6)                        15,000            2,200              15,000              2,200
Thomas H. Nielsen                          25,000                0              25,000                  0
Carl E. Reichardt                          60,000                0              60,000                  0
Peter V. Ueberroth(7)                           0           12,000                   0             12,000
William T. White, III(8)                      500            5,000                 500              5,000

(1) TIC, as a contributor of properties to the Operating Partnership in exchange for 15,784,000 L.P. Units, as the transferee of 1,359,000 L.P. Units upon the liquidation of five limited partnerships that contributed properties to the Operating Partnership, as the transferee of 160,000 L.P. Units upon the liquidation of the general partnership that contributed rental apartment communities to the Operating Partnership, as the managing general partner of TICICB which received 478,162 L.P. Units pursuant to an agreement dated June 21, 1996, as the direct or indirect owner of the two limited partnerships that contributed properties to the Operating Partnership in exchange for 1,144,000 L.P. Units, as the managing general partner of TICICA which received 1,502,105 L.P. Units pursuant to an agreement dated June 21, 1996, and as the managing general partner of TICICC which received 1,490,700 L.P. Units pursuant to an agreement dated July 3, 1996, has sole power to vote or direct the vote and to dispose or direct the disposition (subject to the provisions of the Partnership Agreement and the Miscellaneous Rights Agreement) of 21,917,967 L.P. Units.

(2) DBIAC is the 1% general partner of TICICA, TICICB and TICICC, which in the aggregate own 3,470,967 L.P. Units. TIC is the managing general partner of TICICA, TICICB and TICICC and such L.P. Units deemed to be beneficially owned by TIC. The sole shareholder of DBIAC is the Donald L. Bren Trust, dated June 26, 1987. as amended, which Mr. Donald Bren is the sole trustee. Since TIC is the managing general partner of TICICA, TICICB and TICICC, TIC has sole voting and dispositive power with respect to such L.P. Units.

(3)   Shares are held by a trust of which Mr.  Bren is trustee.

(4) Voting and Dispositive Power is shared by Mr. McFarland's spouse, Rose-Marie McFarland.

(5)   Voting and Dispositive Power is shared by Mr.  Sim's spouse, Ann Sim.

(6) Voting and Dispositive Power is shared by Mr. Alden's spouse, Marjorie L. Alden.

(7) Voting and Dispositive Power is shared by Mr. Ueberroth's spouse, Virginia M. Ueberroth.

(8) 7,000 shares are held in a trust, the co-trustees of which are Mr. White and Terril E. Magee. Mr. Magee is an Executive Assistant of Blanco Investments and Land, Ltd. located at 230 Newport Center Dr., Suite 300, Newport Beach, CA 92660.


               (c)  Other than the transactions described
in Items 3 and 4 above, there have not been any transactions effected during the past 60 days by the persons named in response to paragraph (a).

               (d)  Inapplicable.

               (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               Pursuant to the Miscellaneous Rights Agreement, the Company has granted to TIC, its affiliates and certain related persons, registration rights with respect to Shares owned by them whether acquired upon exchange of L.P. Units pursuant to certain exchange rights, upon exercise of any option or right of first refusal pursuant to the Land Rights Agreement (defined below), pursuant to TIC's participation rights, in the open market or otherwise.
These registration rights, with certain limitations, grant such parties the opportunity to demand registration of all or any portion of the Shares one time each calendar year and the right to have such Shares registered incidentally to any registration being conducted by the Company of Shares, securities convertible or exchangeable for Shares or securities substantially similar to Shares. The Company will bear expenses incident to its registration requirements under the registration rights, except that such expenses will not include any underwriting discounts or commissions.
               The Company, TIC, the Operating Partnership and Mr. Bren entered into an Exclusive Land Rights and Noncompetition Agreement dated as of November 21, 1993 (as amended, the "Land Rights Agreement") which through July 31, 2020 provides the Company with the exclusive right, but not the obligation, to acquire all land sites on the Irvine Ranch which are entitled for residential development and designated by TIC as ready for rental apartment community development (the "Future Land Sites"). The purchase price for each Future Land Site is determined by appraisal and will be payable by the Company in cash, L.P. Units or Shares at the option of the Company for Future Land Site purchase rights exercised on or before July 31, 2000, and thereafter at the option of TIC, but subject to a determination by a committee of independent directors of the Board of Directors of the Company that the method of payment will not adversely affect the Company's qualification as a Real Estate Investment Trust. A copy of the Land Rights Agreement and all amendments thereto are filed as exhibits hereto and are incorporated herein by reference.
               The Company, the Operating Partnership, TIC and IAH have entered into an Agreement dated May 2, 1996, pursuant to which TIC and IAH agreed to certain limitations on their ability to convert or transfer a portion of the L.P. Units held by IAH. A copy of the May 2, 1996 Agreement is filed as Exhibit 20 hereto and is incorporated herein by reference. Pursuant to the June 21, 1996 agreement described in Item 2, TICICB assumed IAH's obligations under such agreement.
               Except for the agreements described in this Schedule 13D, to the best knowledge of the persons signing this schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

     Exhibit                            Description
     -------                            -----------
        1             Joint Filing Agreement dated as of July 12,
                      1996 among TIC, TICICA, TICICC and Donald
                      Bren
        2             Amended and Restated Agreement of Limited
                      Partnership of Irvine Apartment Communities,
                      L.P. dated as of December 1, 1993 among the
                      Company, TIC and certain related parties of
                      TIC (the "Partnership Agreement") (previously
                      filed with the original of this Schedule 13D)
        3             Agreement dated March 7, 1995 between IAH and
                      the Company, in its capacity as general
                      partner of the Operating Partnership,
                      supplementing the Partnership Agreement
                      (previously filed with Amendment No. 4 to
                      this Schedule 13D)
        4             Amendment No. 1 dated as of April 20, 1995 to
                      the Partnership Agreement among the Company,
                      in its capacity as general partner of the
                      Operating Partnership, and the limited
                      partners named therein (previously filed with
                      Amendment No. 4 to this Schedule 13D)
        5             Agreement dated June 30, 1995 among the
                      Company, in its capacity as general partner
                      of the Operating Partnership, certain limited
                      partnerships (the "Partnerships") which were
                      limited partners of the Operating Partnership
                      named therein, and IAH and Irvine Industrial
                      Development Company ("IIDC"), in their
                      capacities as partners of the Partnerships,
                      supplementing the Partnership Agreement
                      (previously filed with Amendment No. 4 to
                      this Schedule 13D)
        6             Amendment No. 2 dated as of July 18, 1995 to
                      the Partnership Agreement among the Company,
                      in its capacity as general partner of the
                      Operating Partnership, and the limited
                      partners named therein (previously filed with
                      Amendment No. 4 to this Schedule 13D)
        7             Amendment No. 3 dated as of August 9, 1995 to
                      the Partnership Agreement among the Company,
                      in its capacity as general partner of the
                      Operating Partnership, ILCI and the limited
                      partners named therein (previously filed with
                      Amendment No. 4 to this Schedule 13D)
        8             Amendment No. 4 dated as of March 20, 1996 to
                      the Partnership Agreement among the Company,
                      in its capacity as general partner of the
                      Operating Partnership, and the limited
                      partners named therein
        9             Amendment No. 5 dated as of May 1, 1996 to
                      the Partnership Agreement among the Company,
                      in its capacity as general partner of the
                      Operating Partnership, and the limited
                      partners named therein
        10            Agreement dated June 21, 1996 among Parkwest
                      Associates, ILCI, IAH, the Company, in its
                      capacity as general partner of the Operating
                      Partnership, IIDC, TICICA, TICICB and TIC
        11            Agreement dated July 3, 1996 between the
                      Company, in its capacity as general partner
                      of the Operating Partnership, and TICICC,
                      supplementing the Partnership Agreement
        12            Miscellaneous Rights Agreement dated as of
                      March 20, 1996 among the Company, TIC and the
                      Operating Partnership
        13            Articles of Amendment and Restatement of the
                      Company
        14            Articles of Merger Between the Company and
                      Irvine Apartment Communities, Inc., a
                      Delaware corporation, dated as of May 2, 1996
        15            Amended By-laws of the Company
        16            Exclusive Land Rights and Noncompetition
                      Agreement dated as of November 23, 1993 among the Company, the Operating Partnership, TIC and Donald Bren (the "Land Rights Agreement")
                      (previously filed with the original of this Schedule 13D)
        17            Amendment No. 1 dated April 20, 1995 to the
                      Land Rights Agreement (previously filed with
                      Amendment No. 4 to this Schedule 13D)
        18            Amendment No. 2 dated as of July 18, 1995 to
                      the Land Rights Agreement (previously filed with Amendment No. 4 to this Schedule 13D)
        19            Amendment No. 3 dated as of May 2, 1996 to
                      the Land Rights Agreement
        20            Agreement dated May 2, 1996 among the
                      Company, TIC and IAH



                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  July 13, 1996

                                       THE IRVINE COMPANY


                                       By:/s/ Michael D. McKee
                                          -------------------------
                                          Name: Michael D. McKee
                                          Title: Executive
                                                  Vice-President


                                       TIC INVESTMENT COMPANY A



                                       By: THE IRVINE COMPANY, its managing
                                           general partner


                                       By:/s/ Michael D. McKee
                                          -------------------------
                                          Name: Michael D. McKee
                                          Title:  Secretary



                                       TIC INVESTMENT COMPANY C


                                       By: THE IRVINE COMPANY, its managing
                                           general partner


                                       By:/s/ Michael D. McKee
                                          -------------------------
                                          Name: Michael D. McKee
                                          Title:  Secretary



                                       /s/ Donald L. Bren
                                       ----------------------------
                                       DONALD L. BREN


                                                         Schedule A


                    DIRECTORS AND EXECUTIVE OFFICERS OF TIC


               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of The Irvine Company ("TIC") are set forth below. If no business address is given the director's or officer's business address is 550 Newport Center Drive, Newport Beach, CA 92658-8904. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to TIC. All of the persons listed below are citizens of the United States of America.

                                           Present Principal
                                         Occupation Including
        Name and                           Name and Address(1)
    Business Address                          of Employer
    ----------------                     ---------------------

Directors
- - - ---------

Donald Bren............................. Chairman and Chief Executive
                                           Officer

Norman J. Metcalfe...................... Vice Chairman and Chief
                                           Financial Officer

Raymond L. Watson....................... Vice Chairman

Gary H. Hunt............................ Executive Vice President
                                           Corporate Affairs

William H. McFarland.................... Executive Vice President
                                           Land and Residential
                                           Development

Richard G. Sim.......................... Executive Vice President
                                           Investment Properties

Richard F. Alden........................ Private Investor
  11340 West Olympic Blvd,
  Suite 280
  Los Angeles, CA  90064

Donald M. Koll.......................... Chairman and Chief
  4343 Von Karman Avenue                   Executive Officer,
  Newport Beach, CA 92660                  The Koll Company

Benjamin V. Lambert..................... Principal, Eastdil Realty
  40 West 57th Street                      Inc.
  New York, NY  10019

Donn B. Miller, Esq..................... President, Pearson-Sibert
  136 El Camino, Suite 216
  Beverly Hills, CA  90212

Thomas H. Nielsen....................... Managing Director,
  600 Anton Blvd.,                         U.S. Trust of California
  Suite 150
  Costa Mesa, CA  92626-7147

Carl E. Reichardt....................... Retired, Chairman and Chief Executive
  420 Montgomery St.,                      Officer, Wells Fargo Bank
  12th Floor
  San Francisco, CA  94104

Thomas C. Sutton........................ Chairman and Chief
  700 Newport Center Drive                 Executive Officer, Pacific
  Newport Beach, CA  92660                 Mutual Life Insurance Co.

Peter V. Ueberroth...................... Managing Director,
  500 Newport Center Drive                 Contrarian Group
  Newport Beach, CA  92660

William T. White, III................... President, Blanco
  230 Newport Center Drive,                Investments and Land Ltd.
  Suite 300
  Newport Beach, CA  92660


Executive Officers (Who Are Not Directors)
- - - ------------------------------------------

Michael D. McKee, Esq................... Executive Vice President,
                                           Chief Legal Officer and
                                           Corporate Secretary

- - - ------------
(1) Same address as director's or officer's business address except where indicated.


                                                         Schedule B


                     DIRECTORS AND EXECUTIVE OFFICERS OF
                          DBIAC INVESTMENT COMPANY A

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of DBIAC Investment Company are set forth below. If no business address is given the director's or officer's business address is 550 Newport Center Drive, Newport Beach, CA 92658-8904. All of the persons listed below are citizens of the United States of America.

                                           Present Principal
                                          Occupation Including
        Name and                           Name and Address(1)
    Business Address                          of Employer
    ----------------                      --------------------

Directors(2)

Donald L. Bren.......................... Chairman and Chief
                                           Executive Officer

Gary Babick............................. President



M. A. Pope.............................. Senior Vice President,
                                           Chief Financial Officer
                                           and Secretary


- - - ------------
(1) Same address as director's or officer's business address except where indicated.

(2)  There are no executive officers that are not also directors.


                                 EXHIBIT INDEX


    Exhibit                    Description                 Page
    -------                    -----------                 ----
       1           Joint Filing Agreement dated as of
                   July 12, 1996 among TIC, TICICA,
                   TICICC and Donald Bren

       2           Amended and Restated Agreement of
                   Limited Partnership of Irvine
                   Apartment Communities, L.P. dated
                   as of December 1, 1993 among the
                   Company, TIC and certain related
                   parties of TIC (the "Partnership
                   Agreement") (previously filed with
                   the original of this Schedule 13D)

       3           Agreement dated March 7, 1995
                   between IAH and the Company, in
                   its capacity as general partner of
                   the Operating Partnership,
                   supplementing the Partnership
                   Agreement (previously filed with
                   Amendment No. 4 to this Schedule
                   13D)

       4           Amendment No. 1 dated as of April
                   20, 1995 to the Partnership
                   Agreement among the Company, in
                   its capacity as general partner of
                   the Operating Partnership, and the
                   limited partners named therein
                   (previously filed with Amendment
                   No. 4 to this Schedule 13D)

       5           Agreement dated June 30, 1995
                   among the Company, in its capacity
                   as general partner of the
                   Operating Partnership, certain
                   limited partnerships (the
                   "Partnerships") which were limited
                   partners of the Operating
                   Partnership named therein, and IAH
                   and Irvine Industrial Development
                   Company ("IIDC"), in their
                   capacities as partners of the
                   Partnerships, supplementing the
                   Partnership Agreement (previously
                   filed with Amendment No. 4 to this
                   Schedule 13D)

       6           Amendment No. 2 dated as of July
                   18, 1995 to the Partnership
                   Agreement among the Company, in
                   its capacity as general partner of
                   the Operating Partnership, and the
                   limited partners named therein
                   (previously filed with Amendment
                   No. 4 to this Schedule 13D)

       7           Amendment No. 3 dated as of August
                   9, 1995 to the Partnership
                   Agreement among the Company, in
                   its capacity as general partner of
                   the Operating Partnership, ILCI
                   and the limited partners named
                   therein (previously filed with
                   Amendment No. 4 to this Schedule
                   13D)

       8           Amendment No. 4 dated as of March
                   20, 1996 to the Partnership
                   Agreement among the Company, in
                   its capacity as general partner of
                   the Operating Partnership, and the
                   limited partners named therein

       9           Amendment No. 5 dated as of May 1,
                   1996 to the Partnership Agreement
                   among the Company, in its capacity
                   as general partner of the
                   Operating Partnership, and the
                   limited partners named therein

      10           Agreement dated June 21, 1996
                   among Parkwest Associates, ILCI,
                   IAH, the Company, in its capacity
                   as general partner of the
                   Operating Partnership, IIDC,
                   TICICA, TICICB and TIC,
                   supplementing the Partnership
                   Agreement

      11           Agreement dated July 3, 1996
                   between the Company, in its
                   capacity as general partner of the
                   Operating Partnership, and TICICC,
                   supplementing the Partnership
                   Agreement

      12           Miscellaneous Rights Agreement
                   dated as of March 20, 1996 among
                   the Company, TIC and the Operating
                   Partnership

      13           Articles of Amendment and
                   Restatement of the Company

      14           Articles of Merger Between the
                   Company and Irvine Apartment
                   Communities, Inc., a Delaware
                   corporation, dated as of May 2,
                   1996

      15           Amended By-laws of the Company

      16           Exclusive Land Rights and
                   Noncompetition Agreement dated as
                   of November 23, 1993 among the
                   Company, the Operating
                   Partnership, TIC and Donald Bren
                   (the "Land Rights Agreement")
                   (previously filed with the
                   original of this Schedule 13D)

      17           Amendment No. 1 dated April 20,
                   1995 to the Land Rights Agreement
                   (previously filed with Amendment
                   No. 4 to this Schedule 13D)

      18           Amendment No. 2 dated as of July
                   18, 1995 to the Land Rights
                   Agreement (previously filed with
                   Amendment No. 4 to this Schedule
                   13D)

      19           Amendment No. 3 dated as of May 2,
                   1996 to the Land Rights Agreement

      20           Agreement dated May 2, 1996 among
                   the Company, TIC and IAH